EXHIBIT 107

Calculation of Filing Fee Tables

FORM S-3

(Form Type)

O’REILLY AUTOMOTIVE, INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered

The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of that offering is $850,000,000.

	Security Type	Security Class Title	Fee Calculation	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price		Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Debt	4.700% Senior Notes due 2032	Rule 457(o)	—	$—	$850,000,000	(1)	$92.70 per $1 million	$78,795

(1) This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the registrant’s Registration Statement on Form S-3 (File No. 333-261445) in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended.